Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report
Collection Period Ended   31-Jul-2025

Amounts in USD

Dates

Collection Period No.	47			
Collection Period (from... to)	1-Jul-2025	31-Jul-2025		
Determination Date	13-Aug-2025			
Record Date	14-Aug-2025			
Distribution Date	15-Aug-2025			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2025	15-Aug-2025	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jul-2025	15-Aug-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	560,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	560,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	130,000,000.00	89,063,050.36	76,988,960.91	12,074,089.45	92.877611	0.592223
Total Note Balance	**1,582,500,000.00**	**89,063,050.36**	**76,988,960.91**	**12,074,089.45**		

Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05	
Adjusted Pool Balance	1,623,078,961.98	129,640,024.41	117,565,934.96	
Yield Supplement Overcollateralization Amount	34,735,936.60	1,738,468.45	1,538,282.43	
Pool Balance	**1,657,814,898.58**	**131,378,492.86**	**119,104,217.39**	

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.210000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.730000%	54,180.02	0.416769	12,128,269.47	93.294381
Total		**$54,180.02**		**$12,128,269.47**	

Amounts in USD

Available Funds	
Principal Collections	11,856,407.35
Interest Collections	412,811.16
Net Liquidation Proceeds	222,701.18
Recoveries	198,365.83
Purchase Amounts	74,998.61
Advances made by the Servicer	0.00
Investment Earnings	54,267.55
Available Collections	**12,819,551.68**
Reserve Fund Draw Amount	0.00
Available Funds	**12,819,551.68**

Distributions	
(1) Total Servicing Fee	109,482.08
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	54,180.02
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	12,074,089.45
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	581,800.13
Total Distribution	**12,819,551.68**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	109,482.08	109,482.08	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	54,180.02	54,180.02	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	54,180.02	54,180.02	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	54,180.02	54,180.02	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	12,074,089.45	12,074,089.45	0.00
Aggregate Principal Distributable Amount	12,074,089.45	12,074,089.45	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,772.72
minus Net Investment Earnings	13,772.72
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,772.72
Net Investment Earnings on the Collection Account	40,494.83
Investment Earnings for the Collection Period	54,267.55

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	131,378,492.86	12,897
Principal Collections	8,848,380.71	
Principal Collections attributable to Full Pay-offs	3,008,026.64	
Principal Purchase Amounts	74,648.52	
Principal Gross Losses	343,219.60	
Pool Balance end of Collection Period	119,104,217.39	12,207
Pool Factor	7.18%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.77%
Weighted Average Number of Remaining Payments	55.46	16.01
Weighted Average Seasoning (months)	9.86	55.53

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	116,485,659.39	12,034	97.80%
31-60 Days Delinquent	2,038,661.37	141	1.71%
61-90 Days Delinquent	491,751.95	28	0.41%
91-120 Days Delinquent	88,144.68	4	0.07%
Total	119,104,217.39	12,207	100.00%

Delinquency Trigger		**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value		0.487%
Delinquency Trigger occurred		No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current			Cumulative	
Losses (1)	Amount	Number of Receivables		Amount	Number of Receivables
Principal Gross Losses	343,219.60	32		33,286,312.23	1,368
Principal Net Liquidation Proceeds	221,773.17			13,980,169.44	
Principal Recoveries	191,741.17			10,564,337.44	
Principal Net Loss / (Gain)	(70,294.74)			8,741,805.35	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.674%)	
Prior Collection Period	(0.750%)	
Second Prior Collection Period	(0.474%)	
Third Prior Collection Period	(1.211%)	
Four Month Average	(0.777%)	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance		0.527%
Average Net Loss / (Gain)		6,390.21

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not
considered a charge-off **on a defaulted loan**.